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                          January 31, 2022

       Susan Brennan
       President and Chief Executive Officer
       Romeo Power, Inc.
       4380 Ayers Avenue
       Vernon, California 90058

                                                        Re: Romeo Power, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 26,
2022
                                                            File No. 333-262355

       Dear Ms. Brennan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              David Hernand